UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

CONSTELLATION OIL SERVICES HOLDING S.A. (Issuer)

Arazi S.à r.l.

Star International Drilling Limited

Constellation Overseas Ltd. (in provisional liquidation)

Alpha Star Equities Ltd. (in provisional liquidation)

Gold Star Equities Ltd. (in provisional liquidation)

Hopelake Services Ltd.

Lancaster Projects Corp.

Lone Star Offshore Ltd. (in provisional liquidation)

Snover International Inc. (in provisional liquidation)

Amaralina Star Holdco 1 Ltd

Brava Star Holdco 1 Ltd

Laguna Star Holdco 1 Ltd

(Guarantors)

(Names of Applicants)

8-10, Avenue de la Gare L-1610 Luxembourg Grand Duchy of Luxembourg RCS number : B163424 (Address of principal executive offices)

Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount
10.00% PIK / Cash Senior Secured Notes due 2024	Up to $624,976,189
10.00% PIK / Cash Senior Secured Third Lien Notes due 2024	Up to $35,538,209
10.00% PIK / Cash Senior Secured Fourth Lien Notes due 2024	Up to $55,622,928
6.25% PIK Senior Notes due 2030	Up to $98,875,567

Approximate date of proposed offering:
As promptly as practicable after the Order is issued by the Bankruptcy Court (each as defined herein)

Name and address of agent for service:	With a copy to:
Cogency Global Inc. East 40th Street, 10th Floor, New York, NY 10016	Daniel Nam White & Case LLP 1221 Avenue of the Americas New York, NY 10020 (212) 819-8200

Constellation Oil Services Holding S.A. (“Constellation Oil”) hereby amends this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after filing a further amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Act”), may determine upon written request of Constellation Oil.

GENERAL

1. General Information.

Applicant	Form of Organization	Jurisdiction of Incorporation
Constellation Oil Services Holding S.A.	Public limited liability company (société anonyme)	Luxembourg
Arazi S.à r.l. (“Arazi”)	Private limited liability company (société à responsabilité limitée)	Luxembourg
Star International Drilling Limited (“Star International”)	Exempted company	Cayman Islands
Constellation Overseas Ltd. (in provisional liquidation) (“Constellation Overseas”)	Company limited by shares	British Virgin Islands
Alpha Star Equities Ltd. (in provisional liquidation) (“Alpha Star”)	Company limited by shares	British Virgin Islands
Gold Star Equities Ltd. (in provisional liquidation) (“Gold Star”)	Company limited by shares	British Virgin Islands
Hopelake Services Ltd. (“Hopelake”)	Company limited by shares	British Virgin Islands
Lancaster Projects Corp. (“Lancaster”)	Company limited by shares	British Virgin Islands
Lone Star Offshore Ltd. (in provisional liquidation) (“Lone Star”)	Company limited by shares	British Virgin Islands
Snover International Inc. (in provisional liquidation) (“Snover”)	Company limited by shares	British Virgin Islands
Amaralina Star Holdco 1 Ltd (“Amaralina Holdco 1”)	Company limited by shares	British Virgin Islands
Brava Star Holdco 1 Ltd (“Brava Holdco 1”)	Company limited by shares	British Virgin Islands
Laguna Star Holdco 1 Ltd (“Laguna Holdco 1”)	Company limited by shares	British Virgin Islands

With respect to the Senior Secured Notes Indenture (as defined below) and the Senior Secured Stub Notes Indenture (as defined below), each of Arazi, Star International, Constellation Overseas, Alpha Star, Gold Star, Hopelake, Lancaster, Lone Star, Snover, Amaralina Holdco 1, Brava Holdco 1 and Laguna Holdco 1, will act as guarantors (the “Senior Guarantors”). With respect to the Junior Secured Notes Indenture (as defined below), each of Arazi, Constellation Overseas, Alpha Star, Gold Star, Lone Star and Snover, will act as guarantors (the “Junior Guarantors”). With respect to the Unsecured Notes Indenture (as defined below), Constellation Overseas will act as a guarantor. As used herein, “Guarantors” means the Senior Guarantors, the Junior Guarantors and Constellation Overseas, in their capacity as guarantor under the applicable indenture. Constellation Oil and the Guarantors are herein collectively referred to as the “Applicants.”

2. Securities Act exemption applicable.

On December 6, 2018, Constellation Oil and certain of its subsidiaries (the “RJ Debtors”) jointly filed for judicial reorganization (recuperação judicial) (the “RJ Proceeding”) with the 1st Business Court of Judicial District of the Capital of the State of Rio de Janeiro (the “RJ Court”), under Brazilian Law No. 11,101/2005 (the “Brazilian Bankruptcy Law”), which filing had been approved by Constellation Oil’s Board of Directors on December 5, 2018. On June 28, 2019, creditors of the RJ Debtors approved Constellation Oil’s judicial reorganization plan (the “Restructuring Plan”) at the general creditors’ meeting. The Restructuring Plan was confirmed by the RJ Court on July 1, 2019 (such order confirming the Restructuring Plan, the “Brazilian Confirmation Order”).

The Restructuring Plan provides for, among other things, the issuance by Constellation Oil of the following securities: (i) the issuance of dollar-denominated, New York law-governed 10.00% PIK / Cash Senior Secured Notes due 2024, comprised of 10.00% PIK / Cash Senior Secured First Lien Tranche due 2024, 10.00% PIK / Cash Senior Secured Second Lien Tranche due 2024 and 10.00% PIK / Cash Senior Secured Third Lien Tranche due 2024 (the “Senior Secured Notes”), to be issued pursuant to an indenture (the “Senior Secured Notes Indenture”), (ii) the issuance of dollar-denominated, New York law-governed 10.00% PIK / Cash Senior Secured Third Lien Notes due 2024 (the “Senior Secured Stub Notes”), to be issued pursuant to an indenture (the “Senior Secured Stub Notes Indenture”), (iii) the issuance of dollar-denominated, New York law-governed 10.00% PIK / Cash Senior Secured Fourth Lien Notes due 2024 (the “Junior Secured Notes”), to be issued pursuant to an indenture (the “Junior Secured Indenture”) and (iv) the issuance of dollar-denominated, New York law-governed 6.25% PIK Senior Notes due 2030 (the “Unsecured Notes” and, collectively, with the Senior Secured Notes, Senior Secured Stub Notes and Junior Secured Notes, the “Notes”), to be issued pursuant to an indenture (the “Unsecured Notes Indenture”, and collectively with the Senior Secured Notes Indenture, the Senior Secured Stub Notes Indenture and the Junior Secured Notes Indenture, the “Indentures” and each an “Indenture”). Wilmington Trust, National Association will act as trustee under the each Indenture. This Application has been filed to qualify each Indenture.

The Notes and the guarantees related to the Notes will be issued in part on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and in part in reliance upon an exemption from registration under Section 1145(a) of Title 11 of the United States Code (the “Bankruptcy Code”). Courts may apply Section 1145(a)(1) to cases under Chapter 15 of the Bankruptcy Code through Section 1521(a)(7). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (1) the securities are issued under a plan of reorganization by the debtor (or its successor), or an affiliate of the debtor that is participating in the plan with the debtor, (2) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor and (3) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property. We have requested the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), pursuant to Section 1521(a)(7) of the Bankruptcy Code, to issue an order (the “Order”), among other things, exempting the issuance of the Notes and related guarantees from registration pursuant to Section 1145(a) of the Bankruptcy Code. The Notes will then be issued on a date as promptly as possible thereafter (the “Closing Date”), subject to certain conditions, including completion of ongoing subscription processes to comply will applicable law.

AFFILIATIONS

3. Affiliates.

The following list sets forth the affiliates of the Applicants as of July 31, 2019.

Affiliate	Jurisdiction of Incorporation	Ownership
QGOG Star GmbH	Switzerland
QGOG Constellation UK Ltd.	United Kingdom
Arazi S.à r.l.	Luxembourg
SBM Espirito do Mar Inc.	Switzerland	Arazi S.à r.l. (20%)
Capixaba Vent. S.A.	Switzerland	Arazi S.à r.l. (20%)
Tupi Nordeste S.à r.l.	Luxembourg	Arazi S.à r.l. (20%)
Guara Norte S.à r.l.	Luxembourg	Arazi S.à r.l. (12.75%)
Alfa Lula Alto S.à r.l.	Luxembourg	Arazi S.à r.l. (5%)
Beta Lula Central S.à r.l.	Luxembourg	Arazi S.à r.l. (5%)
Angra Participações B.V.	Holland
Urca Drilling B.V.	Holland	Angra Participações B.V. (15%)
Mangaratiba Drilling B.V.	Holland	Angra Participações B.V. (15%)
Bracuhy Drilling B.V.	Holland	Angra Participações B.V. (15%)
Constellation Netherlands B.V.	Holland
Positive Inv. Man. B.V.	Holland
Centaurus S.à r.l.	Luxembourg
Constellation Overseas Ltd. (in provisional liquidation)	British Virgin Islands
Serviços de Petróleo Constellation Participações S.A.	Brazil
Lone Star Offshore Ltd. (in provisional liquidation)	British Virgin Islands
Gold Star Equities Ltd. (in provisional liquidation)	British Virgin Islands
Olinda Star Ltd. (in provisional liquidation)	British Virgin Islands
Alpha Star Equities Ltd. (in provisional liquidation)	British Virgin Islands
Hopelake Services Ltd.	British Virgin Islands
Constellation Panama Corp.	Panama
QGOG Constellation BVI Ltd.	British Virgin Islands
Constellation Services Ltd.	British Virgin Islands
Snover International Inc. (in provisional liquidation)	British Virgin Islands
Bonvie Invest Inc.	British Virgin Islands
Lancaster Projects Corp.	British Virgin Islands
Tupi Nordeste Holding Ltd.	Bermuda	Lancaster Projects Corp. (20%)

Affiliate	Jurisdiction of Incorporation	Ownership
Guara Norte Holding Ltd.	Bermuda	Lancaster Projects Corp. (12.75%)
Alfa Lula Alto Hol. Ltd.	Bermuda	Lancaster Projects Corp. (5%)
Beta Lula Central Hol. Ltd.	Bermuda	Lancaster Projects Corp. (5%)
Constellation Africa Inc.	British Virgin Islands
Amaralina Star Holdco 1 Ltd	British Virgin Islands
Amaralina Star Holdco 2 Ltd	British Virgin Islands
Brava Star Ltd.	British Virgin Islands
Brava Star Holdco 1 Ltd	British Virgin Islands
Brava Star Holdco 2 Ltd	British Virgin Islands
Laguna Star Ltd.	British Virgin Islands
Laguna Star Holdco 1 Ltd	British Virgin Islands
Laguna Star Holdco 2 Ltd	British Virgin Islands
Amaralina Star Ltd.	British Virgin Islands
Palase Man. B.V.	Holland
Podocarpus Man. B.V.	Holland
Brava Drilling B.V.	Holland
London T. Man. B.V.	Holland
Becrux B.V.	Holland
Serviços de Petróleo Constellation S.A.	Brazil
QGOG Perforaciones S.A.C.	Peru
Domenica S.A.	Paraguay
Domenica Argentina S.A.	Argentina
Star International Drilling Limited	Cayman Islands
Alaskan Star Ltd.	British Virgin Islands
QGOG Atlantic / Alaskan Rigs LTD.	British Virgin Islands
Alaskan & Atlantic Coop. U.A.	Holland
Alaskan & Atlantic Rigs B.V.	Holland
Servicos Petroleros Constellation SA de CV	Mexico
QGOG Constellation US LLC	Texas, USA
Keam Holdings C.V.	Holland
Laguna Coop. U.A.	Holland
Amaralina Coop. U.A.	Holland
Manisa Serv. de Pet. Ltda.	Brazil
Tarsus Serv. De Petróleo Ltda.	Brazil
Palase C.V.	Holland
Podocarpus C.V.	Holland
London T. Int. D. C.V.	Holland
Positive Inv. C.V.	Holland
Eiffel Ridge G. C.V.	Holland

All entities listed above are either directly or indirectly 100% owned by Constellation Oil unless otherwise noted. See Item 5. “Principal owners of voting securities” for a description of the shareholders of Constellation Oil.

MANAGEMENT AND CONTROL

4. Directors and executive officers.

The following tables set forth the name and office of all directors and executive officers of the Applicants as of the date hereof. The mailing address for each of the officers and directors listed below is c/o Constellation Oil Services Holding S.A., 8-10, Avenue de la Gare, L-1610 Luxembourg.

Constellation Oil

Name	Position
Luiz Rodolfo Landim Machado	Chairman of the Board/Director
Maria Claudia Guimarães	Director
Marcos Grodetzky	Director
Guilherme de Araujo Lins	Director
Sébastien François	Director
Paul Leonard de Quant	Director
Guilherme Ribeiro Vieira Lima	Chief Executive Officer
Camilo McAllister	Chief Financial Officer
José Maurício de Faria	Chief Administrative Officer
Rodrigo Ribeiro	Chief Operating Officer
José Augusto Moreira	Chief Commercial Officer

Arazi

Name	Position
Sébastien François	Manager
Paul Leonard de Quant	Manager

Arazi does not have any executive officers as of the date hereof.

Star International; Constellation Overseas; Alpha Star; Gold Star; Hopelake; Lancaster; Lone Star; Snover; Amaralina Star Holdco 1; Brava Star Holdco 1; Laguna Star Holdco 1

Name	Position
Michael Pearson	Director

None of the Applicants above organized in the British Virgin Island or the Cayman Islands have any executive officers as of the date hereof.

5. Principal owners of voting securities.

Name	Title of Class Owned	Amount Owned	Title of Class Owned	Amount Owned	Total Number of Shares	Percentage of Voting Securities Owned(3)

Lux Oil & Gas International S.à r.l.(1)	Class A Shares	140,293,142	Class B Shares	—	140,293,142	75.1%
Constellation Holdings S.à r.l.(2)	Class A Shares	16,862,219	Class B Shares	876,880	17,739,099	9.03%
Constellation Coinvestment S.à r.l.(2)	Class A Shares	14,800,460	Class B Shares	769,663	15,570,123	7.92%
CIPEF VI QGOG S.à r.l.(2)	Class A Shares	14,564,483	Class B Shares	757,392	15,321,875	7.8%
CGPE VI, L.P.(2)	Class A Shares	288,141	Class B Shares	14,984	303,125	0.15%

(1)	The mailing address of Lux Oil & Gas International S.à r.l is 8-10, Avenue de la Gare, L-1610 Luxembourg. See Item 3 hereof, “Affiliates,” for more information about the ownership of the voting securities of the Applicants (other than Constellation Oil). The shares of Lux Oil & Gas are beneficially owned by Sun Star FIP Multiestratégia (the “Sun Star FIP”), a Fundo de Investimento em Participações, which is administered by REAG Administradora de Recursos Ltda. (IDEAL Trust).
(2)	The mailing address of Constellation Holdings S.à r.l., Constellation Coinvestment S.à r.l., CIPEF VI QGOG S.à r.l. and CGPE VI, L.P. is 15, Boulevard F.W. Raiffeisen, L-2411 Luxembourg.
(3)	The Class A Shares have voting rights and are entitled to one vote per share at any general meeting of shareholders. The Class B Shares are non-voting shares and are only recognized for purposes of voting in accordance with the requirements of Luxembourg law.

UNDERWRITERS

6. Underwriters.

(a) Persons acting as underwriters within the last three years:

None.

(b) The Applicants have not, and will not, engage any underwriter in connection with the Reorganization Plan or the Notes to be issued under the Indentures.

CAPITAL SECURITIES

7. Capitalization.

(a) The following table sets forth the amount authorized and amount outstanding of each class of the Applicants’ securities as of July 31, 2019.

	Amount Authorized		Amount Outstanding
Capital Stock:(1)
Constellation Oil – Shares(2)	US$	63,200,788	US$	63,200,788
Arazi – Shares	US$	20,000	US$	20,000
Star International – Shares	US$	100,000,000	US$	44,762,537
Constellation Overseas – Shares	US$	55,632,446	US$	55,632,446
Alpha Star – Shares		Unlimited	US$	50,000
Gold Star – Shares	US$	50,000	US$	50,000
Hopelake – Shares	US$	50,000	US$	50,000
Lancaster – Shares	US$	50,000	US$	500
Lone Star – Shares	US$	3,420,282	US$	3,420,282
Snover – Shares	US$	8,203,312	US$	8,203,312
Amaralina Holdco 1 – Shares	US$	50,000	US$	1
Brava Holdco 1 – Shares	US$	50,000	US$	1
Laguna Holdco 1 – Shares	US$	50,000	US$	1

(1)	Unless otherwise stated, the holders of the shares are entitled to vote on all matters submitted to a vote of the shareholders, with each share being entitled to one vote.
(2)	See Item 5 hereof, “Principal owners of voting securities” for a description of the voting rights of each class of shares of Constellation Oil.

	Amount Authorized		Amount Outstanding(1)
		(in millions)
Indebtedness:
Constellation Oil:
6.25% Notes due 2023(2)	US$	700.0	US$	98.9
9.000% Cash / 0.500% PIK Senior Secured Notes due 2024(3)	US$	627.0	US$	625.4

(1)	Includes accrued and unpaid interest through December 31, 2018, to the extent required by the Restructuring Plan.
(2)	Guaranteed by Constellation Overseas.
(3)	Guaranteed by Arazi, Constellation Overseas, Alpha Star, Gold Star, Lone Star, Snover and Star International.

INDENTURE SECURITIES

8. Analysis of Indenture provisions.

Senior Secured Notes Indenture

The Senior Secured Notes will be issued under the Senior Secured Notes Indenture to be dated as the Closing Date, and entered into among Constellation Oil, the Senior Guarantors and the Senior Secured Notes Trustee. The following is a general description of certain provisions of the Senior Secured Notes Indenture required to be summarized by Section 305(a)(2) of the Act. The following analysis is not a complete description of the Senior Secured Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Senior Secured Notes Indenture, a form of which is included as Exhibit T3C-1 hereto and incorporated by reference herein. Constellation Oil and the Senior Guarantors have not yet entered into the Senior Secured Notes Indenture as of the date of this filing, and the terms of the Senior Secured Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Senior Secured Notes Indenture, and references to (i) the “Company” refer to Constellation Oil, (ii) the “Trustee” refer to the Senior Secured Notes Trustee, (iii) the “Securities” refer to the Senior Secured Notes, (iv) the “Indenture” are to the Senior Secured Notes Indenture and (v) the “Subsidiary Guarantors” refer to the Senior Guarantors, each as defined in this Form T-3. Section and article references refer to sections and articles in the Senior Secured Notes Indenture unless otherwise indicated.

(a) Events of Default; Notice of Defaults.

An “Event of Default” with respect to the Securities and the Indenture occurs if:

(1)	the Company defaults in the payment when due of the principal of or premium, if any, on any Securities, including the failure to make a required payment to purchase Securities tendered pursuant to an optional redemption, an Olinda Star Disposition Redemption, an FPSO Disposition Redemption, a Change of Control Offer or an Asset Sale Offer;

(2)	the Company defaults for 30 days or more in the payment when due of interest, Additional Amounts on any Securities or any amounts required under Section 3.10 of the Indenture;

(3)	the Company fails to perform or comply with any of the provisions described under Section 5.01 of the Indenture;

(4)	the Company or any Restricted Subsidiary fails to comply with any other covenant or agreement contained in the Indenture, the Intercreditor Agreement, the Arazi/Lancaster Collateral Agreement, the Securities or the Security Documents not expressly included as an Event of Default in the Indenture and such default continues for 60 days or more after written notice to the Company from the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes (with a copy to the Trustee if such notice is from the Holders); provided, however, so long as Olinda Star is in provisional liquidation in the British Virgin Islands, such failure to cause Olinda Star to comply with an agreement or covenant hereunder shall not be an Event of Default if (x) such failure is the result of Olinda Star being in provisional liquidation in the British Virgin Islands and (y) such failure is in direct contravention of an instruction by the Company to Olinda Star;

(5)	a default by the Company, Constellation Overseas or any Significant Subsidiary which shall not have been cured or waived under any Indebtedness of the Company, Constellation Overseas or such Significant Subsidiary (other than Olinda Star prior to the applicable Springing Security Deadline for Olinda Star) which:

(A)	is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness after the expiration of any applicable grace period provided in such Indebtedness on the date of such default; or

(B)	results in the acceleration of such Indebtedness prior to its Stated Maturity;

and the principal or accreted amount of Indebtedness covered by (A) or (B) at the relevant time exceeds U.S.$15.0 million individually or in the aggregate (or the equivalent in other currencies) or more;

(6)	the Company, Constellation Overseas or any Significant Subsidiary fails to pay one or more final, non-appealable judgments against any of them, aggregating U.S.$15.0 million (or the equivalent in other currencies) or more, which judgment(s) are not paid, discharged or stayed for a period of 60 days or more (and otherwise not covered by an insurance policy or policies issued by reputable and credit-worthy insurance companies);

(7)	except as permitted by the Indenture, any Note Guarantee of a Subsidiary Guarantor is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Subsidiary Guarantor, or any Person acting on behalf of a Subsidiary Guarantor, denies or disaffirms its obligations under its Note Guarantee; provided that the Note Guarantee of a Subsidiary Guarantor becoming unenforceable or invalid as a result of a change in law shall not constitute an Event of Default under the Indenture;

(8)	the Company, any of its Significant Subsidiaries, Constellation Overseas or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Law:

(A)	commences a voluntary case,

(B)	consents to the entry of an order for relief against it in an involuntary case,

(C)	consents to the appointment of a custodian of it or for all or substantially all of its property,

(D)	makes a general assignment for the benefit of its creditors, or

(E)	generally is not paying its debts as they become due;

provided, however, that this clause (8) shall not apply to Olinda Star prior to the applicable Springing Security Deadline for Olinda Star;

(9)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A)	is for relief against the Company, any of its Significant Subsidiaries, Constellation Overseas or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary in an involuntary case;

(B)	appoints a custodian of the Company, any of its Significant Subsidiaries, Constellation Overseas or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company, any of its Significant Subsidiaries, Constellation Overseas or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary; or

(C)	orders the liquidation of the Company, any of its Significant Subsidiaries, Constellation Overseas or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days; provided, however, that this clause (9) shall not apply to Olinda Star prior to the applicable Springing Security Deadline for Olinda Star;

(10)	except as expressly permitted by the Indenture, the Intercreditor Agreement, the Arazi/Lancaster Collateral Agreement and the Security Documents, any of the Security Documents shall for any reason cease to be in full force and effect and such default continues for 30 days or the Company shall so assert, or any security interest created, or purported to be created, by any of the Security Documents shall cease to be enforceable and such default continues for 30 days; and

(11)	the occurrence of an FPSO Trigger Event.

The Trustee is not to be charged with knowledge of any Default or Event of Default or knowledge of any cure of any Default or Event of Default unless written notice of such Default or Event of Default has been given to an authorized officer of the Trustee with direct responsibility for the administration of the Indenture by the Company or any holder.

(b) Execution and Authentication; Application of Proceeds.

(1)	Two Officers must sign the Securities for the Company by manual, facsimile or electronic (including “.pdf”) signature. If an Officer whose signature is on a Security no longer holds that office at the time a Security is authenticated, the Security will nevertheless be valid.

(2)	A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under the Indenture.

(3)	The Trustee will, upon receipt of a written order of the Company signed by an Officer (an “Authentication Order”), authenticate (i) Notes for original issue that may be validly issued under the Indenture up to the aggregate principal amount of the Initial Notes and (ii) subject to the terms of the Indenture, any PIK Securities in an aggregate principal amount to be determined at the time of issuance and specified therein. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in Section 2.07 of the Indenture. Such Authentication Orders shall specify the principal amount of the Notes to be authenticated, the date on which the Notes are to be authenticated, the number of separate Notes certificates to be authenticated, the registered Holder of each such Note and delivery instructions.

(4)	The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

There are no specific restrictions on the Company’s use of any proceeds from the issuance of the Senior Secured Notes.

(c) Release of Subsidiary Guarantor.

The obligations of each Subsidiary Guarantor hereunder shall be limited to the maximum amount as would not render such Subsidiary Guarantor’s obligations subject to avoidance under any applicable laws, including, without limitation, applicable fraudulent conveyance provisions of any such applicable laws, or would not result in a breach or violation by such Subsidiary Guarantor of any provision of any then-existing agreement to which it is party, including any agreements entered into in connection with the acquisition or creation of such Subsidiary Guarantor; provided that such prohibition was not adopted to avoid guaranteeing the Underlying Tranches.

The Note Guarantee of a Subsidiary Guarantor will terminate and be released upon, and such Subsidiary Guarantor shall be released and relieved of its obligations under its Note Guarantee in the event that:

(i)	a sale or other disposition (including by way of consolidation or merger) of all or a portion of the Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary of the Company or a sale or disposition (including by way of consolidation or merger) of all or substantially all the assets of such Subsidiary Guarantor otherwise permitted by the Indenture;

(ii)	the repayment, repurchase, defeasance or discharge of the Indebtedness (including Guarantees) by such Subsidiary Guarantor of the Indebtedness which resulted in the requirement of such Note Guarantee under Section 10.05 of the Indenture;

(iii)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Indenture, as provided under Article 8 and Article 14 of the Indenture;

(iv)	the Designation of such Subsidiary Guarantor as an Unrestricted Subsidiary; or

(v)	the liquidation or dissolution of such Subsidiary Guarantor; provided that no Event of Default occurs as a result thereof or has occurred and is continuing provided that the transaction is carried out pursuant to, and in accordance with, all other applicable provisions of the Indenture.

Notwithstanding any other provision of the Indenture, the Securities or the Note Guarantee, the maximum liability of any Subsidiary Guarantor incorporated under the laws of Luxembourg (a “Luxembourg Guarantor”) pursuant to the Note Guarantee described herein shall be limited to an amount equal to the sum of:

(i)	an amount equal to the aggregate (without double-counting) of (A) all moneys received by the Luxembourg Guarantor or its direct or indirect present or future Subsidiaries under the Indenture and (B) the aggregate amount directly or indirectly made available to the Luxembourg Guarantor or its direct or indirect present or future Subsidiaries by other members of the Group that has been financed by a borrowing under the Indenture; plus

(ii)	an amount equal to 95% of the greater of (a) the Luxembourg Guarantor’s own funds (capitaux propres) (the “Own Funds”), as referred to in annex I to the Grand Ducal Regulation, dated December 18, 2015, defining the form and content of the presentation of balance sheet and profit and loss account, and enforcing the Luxembourg law, dated December 19, 2002, concerning the trade and companies register and the accounting and annual accounts of undertakings (the “Regulation”) as increased by the amount of any Intra-Group Liabilities, each as reflected in the Luxembourg Guarantor’s latest duly approved annual accounts and other relevant documents available to the Trustee on the Closing Date or (b) the Luxembourg Guarantor’s Own Funds, as referred to in the Regulation as increased by the amount of any Intra-Group Liabilities, each as reflected in the Luxembourg Guarantor’s latest duly approved annual accounts and other relevant documents available to the Trustee at the time the applicable Note Guarantee under the notes is called.

For the purposes of this clause, “Intra-Group Liabilities” means all existing liabilities owed by the Luxembourg Guarantor to the Company or any Subsidiary Guarantor that have not been financed, directly or indirectly, by the proceeds of the Underlying Tranches. Where, for the purpose of the above determinations:

(i)	no duly established annual accounts are available for the relevant reference period (which will include a situation where, in respect of the determinations to be made above, no final annual accounts have been established in due time in respect of the then most recently ended financial year); or

(ii)	the relevant annual accounts do not adequately reflect the status of the Own Funds or the Intra-Group Liabilities as envisaged above; and/or

(iii)	the Luxembourg Guarantor has taken corporate or contractual actions having resulted in the increase of its Own Funds and/or its Intra-Group Liabilities since the close of its last financial year; or

(iv)	the Intra-Group Liabilities cannot be determined on the basis of the available annual accounts, nor on the basis of the standard chart of accounts of a Luxembourg Guarantor (which the relevant Luxembourg Guarantor undertakes to disclose to the Trustee for such purpose, when required), the Own Funds and the Intra-Group Liabilities will be valued either: (a) at the fair market value; or (b) if no such market value has been determined, in accordance with the generally accepted accounting principles in Luxembourg and the relevant provisions of the Regulation.

(d) Release of Security.

The Collateral Trustee’s Liens upon the Collateral will no longer secure the Underlying Tranches outstanding under the Indenture or any other Obligations under the Indenture, and the right of the Holders of Securities and such Obligations to the benefits and proceeds of the Collateral Trustee’s Liens on the Collateral will terminate and be discharged upon the occurrence of any of the following:

(i)	pursuant to the Intercreditor Agreement in connection with the exercise of remedies by the Instructing Creditors in respect of the Shared Collateral or Project Debt Collateral (each, as defined in the Intercreditor Agreement), as applicable, during the continuation of an event of default under the relevant Debt Documents of the Instructing Creditors at such time;

(ii)	the satisfaction and discharge of the Indenture as set forth in Article 14 of the Indenture;

(iii)	in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with the provisions of Article 9 of the Indenture;

(iv)	the disposition of Assets permitted under Section 4.10 of the Indenture;

(v)	in the event that the owner thereof is properly designated as an Unrestricted Subsidiary in accordance with the Section 4.16 of the Indenture; or

(vi)	solely with respect to the Encumbered Arazi/Lancaster Collateral, the FPSO Disposition.

(e) Satisfaction and Discharge of Liability on the Securities.

The Indenture (other than those provisions which by their express terms survive) will be satisfied and discharged and will cease to be of further effect as to all outstanding Securities issued hereunder, when:

(i)	either:

a.	all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

b.	all Securities not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at the stated date for payment thereof within one year or will be called for redemption within one year, and, in each case, the Company or any Restricted Subsidiary has irrevocably deposited or caused to be deposited with the Trustee funds or certain direct, non-callable obligations of, or guaranteed by, the United States sufficient without reinvestment to pay and discharge the entire Indebtedness on the Securities not thereto for delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Securities to the date of deposit, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment;

(ii)	the Company or any of its Restricted Subsidiaries have paid or caused to be paid all other sums payable under the Indenture and the Securities by it; and

(iii)	the Company has delivered to the Trustee an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(f) Statement of Compliance; Notices of Certain Events.

The Company shall deliver to the Trustee, within 135 days after the end of each fiscal year, an Officer’s Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company has complied with its obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Underlying Tranches is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

So long as any of the Securities are outstanding, the Company shall deliver to the Trustee upon becoming aware of any Default or Event of Default, as promptly as practicable (and in any event within 5 Business Days) written notice of any event that constitutes a Default or Event of Default, its status and what action the Company is taking or proposes to take in respect thereof.

Senior Secured Stub Notes Indenture

The Senior Secured Stub Notes will be issued under the Senior Secured Stub Notes Indenture to be dated as the Closing Date, and entered into among Constellation Oil, the Senior Guarantors and the Senior Secured Stub Notes Trustee. The following is a general description of certain provisions of the Senior Secured Stub Notes Indenture required to be summarized by Section 305(a)(2) of the Act. The following analysis is not a complete description of the Senior Secured Stub Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Senior Secured Stub Notes Indenture, a form of which is included as Exhibit T3C-2 hereto and incorporated by reference herein. Constellation Oil and the Senior Guarantors have not yet entered into the Senior Secured Stub Notes Indenture as of the date of this filing, and the terms of the Senior Secured Stub Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Senior Secured Stub Notes Indenture, and references to (i) the “Company” refer to Constellation Oil, (ii) the “Trustee” refer to the Senior Secured Stub Notes Trustee, (iii) the “Securities” refer to the Senior Secured Stub Notes, (iv) the “Indenture” are to the Senior Secured Stub Notes Indenture and (v) the “Subsidiary Guarantors” refer to the Senior Guarantors, each as defined in this Form T-3. Section and article references refer to sections and articles in the Senior Secured Stub Notes Indenture unless otherwise indicated.

(a) Events of Default; Notice of Defaults.

An “Event of Default” with respect to the Securities and the Indenture occurs if:

(1)	the Company defaults in the payment when due of the principal of or premium, if any, on any Securities, including the failure to make a required payment to purchase Securities tendered pursuant to an optional redemption, an Olinda Star Disposition Redemption, an FPSO Disposition Redemption, a Change of Control Offer or an Asset Sale Offer;

(2)	the Company defaults for 30 days or more in the payment when due of interest, Additional Amounts on any Securities or any amounts required under Section 3.10 of the Indenture;

(3)	the Company fails to perform or comply with any of the provisions described under Section 5.01 of the Indenture;

(4)	the Company or any Restricted Subsidiary fails to comply with any other covenant or agreement contained in the Indenture, the Intercreditor Agreement, the Arazi/Lancaster Collateral Agreement, the Securities or the Security Documents not expressly included as an Event of Default in the Indenture and such default continues for 60 days or more after written notice to the Company from the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes (with a copy to the Trustee if such notice is from the Holders); provided, however, so long as Olinda Star is in provisional liquidation in the British Virgin Islands, such failure to cause Olinda Star to comply with an agreement or covenant hereunder shall not be an Event of Default if (x) such failure is the result of Olinda Star being in provisional liquidation in the British Virgin Islands and (y) such failure is in direct contravention of an instruction by the Company to Olinda Star;

(5)	a default by the Company, Constellation Overseas or any Significant Subsidiary which shall not have been cured or waived under any Indebtedness of the Company, Constellation Overseas or such Significant Subsidiary (other than Olinda Star prior to the applicable Springing Security Deadline for Olinda Star) which:

(A)	is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness after the expiration of any applicable grace period provided in such Indebtedness on the date of such default; or

(B)	results in the acceleration of such Indebtedness prior to its Stated Maturity;

and the principal or accreted amount of Indebtedness covered by (A) or (B) at the relevant time exceeds U.S.$15.0 million individually or in the aggregate (or the equivalent in other currencies) or more;

(6)	the Company, Constellation Overseas or any Significant Subsidiary fails to pay one or more final, non-appealable judgments against any of them, aggregating U.S.$15.0 million (or the equivalent in other currencies) or more, which judgment(s) are not paid, discharged or stayed for a period of 60 days or more (and otherwise not covered by an insurance policy or policies issued by reputable and credit-worthy insurance companies);

(7)	except as permitted by the Indenture, any Note Guarantee of a Subsidiary Guarantor is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Subsidiary Guarantor, or any Person acting on behalf of a Subsidiary Guarantor, denies or disaffirms its obligations under its Note Guarantee; provided that the Note Guarantee of a Subsidiary Guarantor becoming unenforceable or invalid as a result of a change in law shall not constitute an Event of Default under the Indenture;

(8)	the Company, any of its Significant Subsidiaries, Constellation Overseas or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Law:

(A)	commences a voluntary case,

(B)	consents to the entry of an order for relief against it in an involuntary case,

(C)	consents to the appointment of a custodian of it or for all or substantially all of its property,

(D)	makes a general assignment for the benefit of its creditors, or

(E)	generally is not paying its debts as they become due;

provided, however, that this clause (8) shall not apply to Olinda Star prior to the applicable Springing Security Deadline for Olinda Star;

(9)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A)	is for relief against the Company, any of its Significant Subsidiaries, Constellation Overseas or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary in an involuntary case;

(B)	appoints a custodian of the Company, any of its Significant Subsidiaries, Constellation Overseas or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company, any of its Significant Subsidiaries, Constellation Overseas or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary; or

(C)	orders the liquidation of the Company, any of its Significant Subsidiaries, Constellation Overseas or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days; provided, however, that this clause (9) shall not apply to Olinda Star prior to the applicable Springing Security Deadline for Olinda Star;

(10)	except as expressly permitted by the Indenture, the Intercreditor Agreement, the Arazi/Lancaster Collateral Agreement and the Security Documents, any of the Security Documents shall for any reason cease to be in full force and effect and such default continues for 30 days or the Company shall so assert, or any security interest created, or purported to be created, by any of the Security Documents shall cease to be enforceable and such default continues for 30 days; and

(11)	the occurrence of an FPSO Trigger Event.

The Trustee is not to be charged with knowledge of any Default or Event of Default or knowledge of any cure of any Default or Event of Default unless written notice of such Default or Event of Default has been given to an authorized officer of the Trustee with direct responsibility for the administration of the Indenture by the Company or any holder.

(b) Execution and Authentication; Application of Proceeds.

(1)	Two Officers must sign the Securities for the Company by manual, facsimile or electronic (including “.pdf”) signature. If an Officer whose signature is on a Security no longer holds that office at the time a Security is authenticated, the Security will nevertheless be valid.

(2)	A Securities will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Security has been authenticated under the Indenture.

(3)	The Trustee will, upon receipt of a written order of the Company signed by an Officer (an “Authentication Order”), authenticate (i) Securities for original issue that may be validly issued under the Indenture up to the aggregate principal amount of the Initial Notes and (ii) subject to the terms of the Indenture, any PIK Securities in an aggregate principal amount to be determined at the time of issuance and specified therein. The aggregate principal amount of Securities outstanding at any time may not exceed the aggregate principal amount of Securities authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in Section 2.07 of the Indenture. Such Authentication Orders shall specify the principal amount of the Securities to be authenticated, the date on which the Securities are to be authenticated, the number of separate Securities certificates to be authenticated, the registered Holder of each such Security and delivery instructions.

(4)	The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

There will be no proceeds from the issuance of the Senior Secured Stub Notes because the Senior Secured Stub Notes will be issued in connection with the Reorganization Plan.

(c) Release of Subsidiary Guarantor.

The obligations of each Subsidiary Guarantor hereunder shall be limited to the maximum amount as would not render such Subsidiary Guarantor’s obligations subject to avoidance under any applicable laws, including, without limitation, applicable fraudulent conveyance provisions of any such applicable laws, or would not result in a breach or violation by such Subsidiary Guarantor of any provision of any then-existing agreement to which it is party, including any agreements entered into in connection with the acquisition or creation of such Subsidiary Guarantor; provided that such prohibition was not adopted to avoid guaranteeing the Securities.

The Note Guarantee of a Subsidiary Guarantor will terminate and be released upon, and such Subsidiary Guarantor shall be released and relieved of its obligations under its Note Guarantee in the event that:

(i)	a sale or other disposition (including by way of consolidation or merger) of all or a portion of the Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary of the Company or a sale or disposition (including by way of consolidation or merger) of all or substantially all the assets of such Subsidiary Guarantor otherwise permitted by the Indenture;

(ii)	the repayment, repurchase, defeasance or discharge of the Indebtedness (including Guarantees) by such Subsidiary Guarantor of the Indebtedness which resulted in the requirement of such Note Guarantee under Section 10.05 of the Indenture;

(iii)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Indenture, as provided under Article 8 and Article 14 of the Indenture;

(iv)	the Designation of such Subsidiary Guarantor as an Unrestricted Subsidiary; or

(v)	the liquidation or dissolution of such Subsidiary Guarantor; provided that no Event of Default occurs as a result thereof or has occurred and is continuing provided that the transaction is carried out pursuant to, and in accordance with, all other applicable provisions of the Indenture.

Notwithstanding any other provision of the Indenture, the Securities or the Note Guarantee, the maximum liability of any Subsidiary Guarantor incorporated under the laws of Luxembourg (a “Luxembourg Guarantor”) pursuant to the Note Guarantee described herein shall be limited to an amount equal to the sum of:

(i)	an amount equal to the aggregate (without double-counting) of (A) all moneys received by the Luxembourg Guarantor or its direct or indirect present or future Subsidiaries under the Indenture and (B) the aggregate amount directly or indirectly made available to the Luxembourg Guarantor or its direct or indirect present or future Subsidiaries by other members of the Group that has been financed by a borrowing under the Indenture; plus

(ii)	an amount equal to 95% of the greater of (a) the Luxembourg Guarantor’s own funds (capitaux propres) (the “Own Funds”), as referred to in annex I to the Grand Ducal Regulation, dated December 18, 2015, defining the form and content of the presentation of balance sheet and profit and loss account, and enforcing the Luxembourg law, dated December 19, 2002, concerning the trade and companies register and the accounting and annual accounts of undertakings (the “Regulation”) as increased by the amount of any Intra-Group Liabilities, each as reflected in the Luxembourg Guarantor’s latest duly approved annual accounts and other relevant documents available to the Trustee on the Closing Date or (b) the Luxembourg Guarantor’s Own Funds, as referred to in the Regulation as increased by the amount of any Intra-Group Liabilities, each as reflected in the Luxembourg Guarantor’s latest duly approved annual accounts and other relevant documents available to the Trustee at the time the applicable Note Guarantee under the notes is called.

For the purposes of this clause, “Intra-Group Liabilities” means all existing liabilities owed by the Luxembourg Guarantor to the Company or any Subsidiary Guarantor that have not been financed, directly or indirectly, by the proceeds of the Securities. Where, for the purpose of the above determinations:

(i)	no duly established annual accounts are available for the relevant reference period (which will include a situation where, in respect of the determinations to be made above, no final annual accounts have been established in due time in respect of the then most recently ended financial year); or

(ii)	the relevant annual accounts do not adequately reflect the status of the Own Funds or the Intra-Group Liabilities as envisaged above; and/or

(iii)	the Luxembourg Guarantor has taken corporate or contractual actions having resulted in the increase of its Own Funds and/or its Intra-Group Liabilities since the close of its last financial year; or

(iv)	the Intra-Group Liabilities cannot be determined on the basis of the available annual accounts, nor on the basis of the standard chart of accounts of a Luxembourg Guarantor (which the relevant Luxembourg Guarantor undertakes to disclose to the Trustee for such purpose, when required), the Own Funds and the Intra-Group Liabilities will be valued either: (a) at the fair market value; or (b) if no such market value has been determined, in accordance with the generally accepted accounting principles in Luxembourg and the relevant provisions of the Regulation.

(d) Release of Security.

The Collateral Trustee’s Liens upon the Collateral will no longer secure the Securities outstanding under the Indenture or any other Obligations under the Indenture, and the right of the Holders of Securities and such Obligations to the benefits and proceeds of the Collateral Trustee’s Liens on the Collateral will terminate and be discharged upon the occurrence of any of the following:

(i)	pursuant to the Intercreditor Agreement in connection with the exercise of remedies by the Instructing Creditors in respect of the Shared Collateral or Project Debt Collateral (each, as defined in the Intercreditor Agreement), as applicable, during the continuation of an event of default under the relevant Debt Documents of the Instructing Creditors at such time;

(ii)	the satisfaction and discharge of the Indenture as set forth in Article 14 of the Indenture;

(iii)	in whole or in part, with the consent of the Holders of the requisite percentage of Securities or Participating Notes, as applicable, in accordance with the provisions of Article 9 of the Indenture;

(iv)	the disposition of Assets permitted under Section 4.10 of the Indenture;

(v)	in the event that the owner thereof is properly designated as an Unrestricted Subsidiary in accordance with the Section 4.16 of the Indenture; or

(vi)	solely with respect to the Encumbered Arazi/Lancaster Collateral, the FPSO Disposition.

(e) Satisfaction and Discharge of Liability on the Securities.

The Indenture (other than those provisions which by their express terms survive) will be satisfied and discharged and will cease to be of further effect as to all outstanding Securities issued hereunder, when:

(i)	either:

a.	all the Securities that have been authenticated and delivered (except lost, stolen or destroyed Securities which have been replaced or paid and Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

b.	all Securities not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at the stated date for payment thereof within one year or will be called for redemption within one year, and, in each case, the Company or any Restricted Subsidiary has irrevocably deposited or caused to be deposited with the Trustee funds or certain direct, non-callable obligations of, or guaranteed by, the United States sufficient without reinvestment to pay and discharge the entire Indebtedness on the Securities not thereto for delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Securities to the date of deposit, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment;

(ii)	the Company or any of its Restricted Subsidiaries have paid or caused to be paid all other sums payable under the Indenture and the Securities by it; and

(iii)	the Company has delivered to the Trustee an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(f) Statement of Compliance; Notices of Certain Events.

The Company shall deliver to the Trustee, within 135 days after the end of each fiscal year, an Officer’s Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company has complied with its obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Securities is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

So long as any of the Securities are outstanding, the Company shall deliver to the Trustee upon becoming aware of any Default or Event of Default, as promptly as practicable (and in any event within 5 Business Days) written notice of any event that constitutes a Default or Event of Default, its status and what action the Company is taking or proposes to take in respect thereof.

Junior Secured Notes Indenture

The Junior Secured Notes will be issued under the Junior Secured Notes Indenture to be dated as the Closing Date, and entered into among Constellation Oil, the Junior Guarantors and the Junior Secured Notes Trustee. The following is a general description of certain provisions of the Junior Secured Notes Indenture required to be summarized by Section 305(a)(2) of the Act. The following analysis is not a complete description of the Junior Secured Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Junior Secured Notes Indenture, a form of which is included as Exhibit T3C-3 hereto and incorporated by reference herein. Constellation Oil and the Junior Guarantors have not yet entered into the Junior Secured Notes Indenture as of the date of this filing, and the terms of the Junior Secured Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Junior Secured Notes Indenture, and references to (i) the “Company” refer to Constellation Oil, (ii) the “Trustee” refer to the Junior Secured Notes Trustee, (iii) the “Securities” refer to the Junior Secured Notes, (iv) the “Indenture” are to the Junior Secured Notes Indenture and (v) the “Subsidiary Guarantors” refer to the Junior Guarantors, each as defined in this Form T-3. Section and article references refer to sections and articles in the Junior Secured Notes Indenture unless otherwise indicated.

(a) Events of Default; Notice of Defaults.

An “Event of Default” with respect to the Securities and the Indenture occurs if:

(1)	the Company defaults in the payment when due of the principal of or premium, if any, on any Securities, including the failure to make a required payment to purchase Securities tendered pursuant to an optional redemption;

(2)	the Company defaults for 30 days or more in the payment when due of interest or Additional Amounts on any Securities;

(3)	the Company fails to perform or comply with any of the provisions described under Section 5.01 of the Indenture;

(4)	except as permitted by the Indenture, any Note Guarantee of a Subsidiary Guarantor is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Subsidiary Guarantor, or any Person acting on behalf of a Subsidiary Guarantor, denies or disaffirms its obligations under its Note Guarantee; provided that the Note Guarantee of a Subsidiary Guarantor becoming unenforceable or invalid as a result of a change in law shall not constitute an Event of Default under the Indenture;

(5)	the Company (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a custodian of it or for all or substantially all of its property, (D) makes a general assignment for the benefit of its creditors, or (E) generally is not paying its debts as they become due;

(6)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company in an involuntary case; (B) appoints a custodian of the Company; or (C) orders the liquidation of the Company; and the order or decree remains unstayed and in effect for 60 consecutive days; and

(7)	except as expressly permitted by the Indenture, the Intercreditor Agreement, the Arazi/Lancaster Collateral Agreement and the Security Documents, any of the Security Documents shall for any reason cease to be in full force and effect and such default continues for 30 days or the Company shall so assert, or any security interest created, or purported to be created, by any of the Security Documents shall cease to be enforceable and such default continues for 30 days.

The Trustee is not to be charged with knowledge of any Default or Event of Default or knowledge of any cure of any Default or Event of Default unless written notice of such Default or Event of Default has been given to an authorized officer of the Trustee with direct responsibility for the administration of the Indenture by the Company or any holder.

(b) Execution and Authentication; Application of Proceeds.

(1)	Two Officers must sign the Securities for the Company by manual, facsimile or electronic (including “.pdf”) signature. If an Officer whose signature is on a Security no longer holds that office at the time a Security is authenticated, the Security will nevertheless be valid.

(2)	A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under the Indenture.

(3)	The Trustee will, upon receipt of a written order of the Company signed by an Officer (an “Authentication Order”), authenticate (i) Notes for original issue that may be validly issued under the Indenture up to the aggregate principal amount of the Initial Notes and (ii) subject to the terms of the Indenture, any PIK Securities in an aggregate principal amount to be determined at the time of issuance and specified therein. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in Section 2.07 of the Indenture. Such Authentication Orders shall specify the principal amount of the Notes to be authenticated, the date on which the Notes are to be authenticated, the number of separate Notes certificates to be authenticated, the registered Holder of each such Note and delivery instructions.

(4)	The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

There will be no proceeds from the issuance of the Junior Secured Notes because the Junior Secured Notes will be issued in connection with the Reorganization Plan.

(c) Release of Subsidiary Guarantor.

The obligations of each Subsidiary Guarantor hereunder shall be limited to the maximum amount as would not render such Subsidiary Guarantor’s obligations subject to avoidance under any applicable laws, including, without limitation, applicable fraudulent conveyance provisions of any such applicable laws, or would not result in a breach or violation by such Subsidiary Guarantor of any provision of any then-existing agreement to which it is party, including any agreements entered into in connection with the acquisition or creation of such Subsidiary Guarantor; provided that such prohibition was not adopted to avoid guaranteeing the Notes.

The Note Guarantee of a Subsidiary Guarantor will terminate and be released upon, and such Subsidiary Guarantor shall be released and relieved of its obligations under its Note Guarantee in the event that:

(i)	a sale or other disposition (including by way of consolidation or merger) of all or a portion of the Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary of the Company or a sale or disposition (including by way of consolidation or merger) of all or substantially all the assets of such Subsidiary Guarantor otherwise permitted by the Indenture;

(ii)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Indenture, as provided under Article 8 and Article 14 of the Indenture; or

(iii)	the liquidation or dissolution of such Subsidiary Guarantor; provided that no Event of Default occurs as a result thereof or has occurred and is continuing provided that the transaction is carried out pursuant to, and in accordance with, all other applicable provisions of the Indenture.

Notwithstanding any other provision of the Indenture, the Securities or the Note Guarantee, the maximum liability of any Subsidiary Guarantor incorporated under the laws of Luxembourg (a “Luxembourg Guarantor”) pursuant to the Note Guarantee described herein shall be limited to an amount equal to the sum of:

(i)	an amount equal to the aggregate (without double-counting) of (A) all moneys received by the Luxembourg Guarantor or its direct or indirect present or future Subsidiaries under the Indenture and (B) the aggregate amount directly or indirectly made available to the Luxembourg Guarantor or its direct or indirect present or future Subsidiaries by other members of the Group that has been financed by a borrowing under the Indenture; plus

(ii)	an amount equal to 95% of the greater of (a) the Luxembourg Guarantor’s own funds (capitaux propres) (the “Own Funds”), as referred to in annex I to the Grand Ducal Regulation, dated December 18, 2015, defining the form and content of the presentation of balance sheet and profit and loss account, and enforcing the Luxembourg law, dated December 19, 2002, concerning the trade and companies register and the accounting and annual accounts of undertakings (the “Regulation”) as increased by the amount of any Intra-Group Liabilities, each as reflected in the Luxembourg Guarantor’s latest duly approved annual accounts and other relevant documents available to the Trustee on the Closing Date or (b) the Luxembourg Guarantor’s Own Funds, as referred to in the Regulation as increased by the amount of any Intra-Group Liabilities, each as reflected in the Luxembourg Guarantor’s latest duly approved annual accounts and other relevant documents available to the Trustee at the time the applicable Note Guarantee under the notes is called.

For the purposes of this clause, “Intra-Group Liabilities” means all existing liabilities owed by the Luxembourg Guarantor to the Company or any Subsidiary Guarantor that have not been financed, directly or indirectly, by the proceeds of the Notes. Where, for the purpose of the above determinations:

(i)	no duly established annual accounts are available for the relevant reference period (which will include a situation where, in respect of the determinations to be made above, no final annual accounts have been established in due time in respect of the then most recently ended financial year); or

(ii)	the relevant annual accounts do not adequately reflect the status of the Own Funds or the Intra-Group Liabilities as envisaged above; and/or

(iii)	the Luxembourg Guarantor has taken corporate or contractual actions having resulted in the increase of its Own Funds and/or its Intra-Group Liabilities since the close of its last financial year; or

(iv)	the Intra-Group Liabilities cannot be determined on the basis of the available annual accounts, nor on the basis of the standard chart of accounts of a Luxembourg Guarantor (which the relevant Luxembourg Guarantor undertakes to disclose to the Trustee for such purpose, when required), the Own Funds and the Intra-Group Liabilities will be valued either: (a) at the fair market value; or (b) if no such market value has been determined, in accordance with the generally accepted accounting principles in Luxembourg and the relevant provisions of the Regulation.

(d) Release of Security.

The Collateral Trustee’s Liens upon the Collateral will no longer secure the Notes outstanding under the Indenture or any other Obligations under the Indenture, and the right of the Holders of Notes and such Obligations to the benefits and proceeds of the Collateral Trustee’s Liens on the Collateral will terminate and be discharged upon the occurrence of any of the following:

(i)	pursuant to the Intercreditor Agreement in connection with the exercise of remedies by the Instructing Creditors in respect of the Shared Collateral or Project Debt Collateral (each, as defined in the Intercreditor Agreement), as applicable, during the continuation of an event of default under the relevant Debt Documents of the Instructing Creditors at such time;

(ii)	the satisfaction and discharge of the Indenture as set forth in Article 14 of the Indenture;

(iii)	in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with the provisions of Article 9 of the Indenture;

(iv)	the disposition of Assets permitted under the Indenture; or

(v)	solely in the case of the assignment of dividends of Arazi under the Assignment of Arazi Dividends Agreement, upon any sale, disposition or transfer of any direct or indirect interest of the Company or its Subsidiaries in a floating production storage and offloading vessel.

(e) Satisfaction and Discharge of Liability on the Securities.

The Indenture (other than those provisions which by their express terms survive) will be satisfied and discharged and will cease to be of further effect as to all outstanding Securities issued hereunder, when:

(i)	either:

a.	all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

b.	all Securities not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at the stated date for payment thereof within one year or will be called for redemption within one year, and, in each case, the Company or any Subsidiary has irrevocably deposited or caused to be deposited with the Trustee funds or certain direct, non-callable obligations of, or guaranteed by, the United States sufficient without reinvestment to pay and discharge the entire Indebtedness on the Securities not thereto for delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Securities to the date of deposit, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment;

(ii)	the Company or any of its Subsidiaries have paid or caused to be paid all other sums payable under the Indenture and the Securities by it; and

(iii)	the Company has delivered to the Trustee an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(f) Statement of Compliance; Notices of Certain Events.

The Company shall deliver to the Trustee, within 135 days after the end of each fiscal year, an Officer’s Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company has complied with its obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Underlying Tranches is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

So long as any of the Securities are outstanding, the Company shall deliver to the Trustee upon becoming aware of any Default or Event of Default, as promptly as practicable (and in any event within 5 Business Days) written notice of any event that constitutes a Default or Event of Default, its status and what action the Company is taking or proposes to take in respect thereof.

Unsecured Notes Indenture

The Unsecured Notes will be issued under the Unsecured Notes Indenture to be dated as the Closing Date, and entered into among Constellation Oil, Constellation Overseas and the Unsecured Notes Trustee. The following is a general description of certain provisions of the Unsecured Notes Indenture required to be summarized by Section 305(a)(2) of the Act. The following analysis is not a complete description of the Unsecured Notes Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Unsecured Notes Indenture, a form of which is included as Exhibit T3C-4 hereto and incorporated by reference herein. Constellation Oil and Constellation Overseas have not yet entered into the Unsecured Notes Indenture as of the date of this filing, and the terms of the Unsecured Notes Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Unsecured Notes Indenture, and references to (i) the “Company” refer to Constellation Oil, (ii) the “Trustee” refer to the Unsecured Notes Trustee, (iii) the “Securities” refer to the Unsecured Notes, (iv) the “Indenture” are to the Unsecured Notes Indenture and (v) the “Subsidiary Guarantor” refer to the Constellation Overseas, each as defined in this Form T-3. Section and article references refer to sections and articles in the Unsecured Notes Indenture unless otherwise indicated.

(a) Events of Default; Notice of Defaults.

An “Event of Default” with respect to the Securities and the Indenture occurs if:

(1)	the Company defaults in the payment when due of the principal of or premium, if any, on any Securities, including the failure to make a required payment to purchase Securities tendered pursuant to an optional redemption;

(2)	the Company defaults for 30 days or more in the payment when due of interest or Additional Amounts on any Securities;

(3)	the Company fails to perform or comply with any of the provisions described under Section 5.01 of the Indenture;

(4)	except as permitted by the Indenture, any Note Guarantee of a Subsidiary Guarantor is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Subsidiary Guarantor, or any Person acting on behalf of a Subsidiary Guarantor, denies or disaffirms its obligations under its Note Guarantee; provided that the Note Guarantee of a Subsidiary Guarantor becoming unenforceable or invalid as a result of a change in law shall not constitute an Event of Default under the Indenture;

(5)	the Company (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a custodian of it or for all or substantially all of its property, (D) makes a general assignment for the benefit of its creditors, or (E) generally is not paying its debts as they become due; and

(6)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company in an involuntary case; (B) appoints a custodian of the Company; or (C) orders the liquidation of the Company; and the order or decree remains unstayed and in effect for 60 consecutive days.

The Trustee is not to be charged with knowledge of any Default or Event of Default or knowledge of any cure of any Default or Event of Default unless written notice of such Default or Event of Default has been given to an authorized officer of the Trustee with direct responsibility for the administration of the Indenture by the Company or any holder.

(b) Execution and Authentication; Application of Proceeds.

(1)	Two Officers must sign the Securities for the Company by manual, facsimile or electronic (including “.pdf”) signature. If an Officer whose signature is on a Security no longer holds that office at the time a Security is authenticated, the Security will nevertheless be valid.

(2)	A Security will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Security has been authenticated under the Indenture.

(3)	The Trustee will, upon receipt of a written order of the Company signed by an Officer (an “Authentication Order”), authenticate (i) Securities for original issue that may be validly issued under the Indenture up to the aggregate principal amount of the Initial Notes and (ii) subject to the terms of the Indenture, any PIK Securities in an aggregate principal amount to be determined at the time of issuance and specified therein. The aggregate principal amount of Securities outstanding at any time may not exceed the aggregate principal amount of Securities authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in Section 2.07 of the Indenture. Such Authentication Orders shall specify the principal amount of the Securities to be authenticated, the date on which the Securities are to be authenticated, the number of separate Securities certificates to be authenticated, the registered Holder of each such Securities and delivery instructions.

(4)	The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

There will be no proceeds from the issuance of the Unsecured Notes because the Junior Secured Notes will be issued in connection with the Reorganization Plan.

(c) Release of Subsidiary Guarantor.

The obligations of the Subsidiary Guarantor hereunder shall be limited to the maximum amount as would not render the Subsidiary Guarantor’s obligations subject to avoidance under any applicable laws, including, without limitation, applicable fraudulent conveyance provisions of any such applicable laws, or would not result in a breach or violation by the Subsidiary Guarantor of any provision of any then-existing agreement to which it is party, including any agreements entered into in connection with the acquisition or creation of the Subsidiary Guarantor; provided that such prohibition was not adopted to avoid guaranteeing the Notes.

The Note Guarantee of the Subsidiary Guarantor will terminate and the Subsidiary Guarantor shall be released and relieved of its obligations under its Note Guarantee in the event that:

(i)	sale or other disposition (including by way of consolidation or merger) of all or a portion of the Capital Stock of a Subsidiary Guarantor following which the Subsidiary Guarantor is no longer a Subsidiary of the Company or a sale or disposition (including by way of consolidation or merger) of all or substantially all the assets of the Subsidiary Guarantor otherwise permitted by the Indenture;

(ii)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Indenture, as provided under Article 8 and Article 12 of the Indenture; or

(iii)	the liquidation or dissolution of such Subsidiary Guarantor; provided that no Event of Default occurs as a result thereof or has occurred and is continuing provided that the transaction is carried out pursuant to, and in accordance with, all other applicable provisions of the Indenture.

(d) Satisfaction and Discharge of Liability on the Securities.

The Indenture (other than those provisions which by their express terms survive) will be satisfied and discharged and will cease to be of further effect as to all outstanding Securities issued hereunder, when:

(i)	either:

a.	all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

b.	all Securities not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at the stated date for payment thereof within one year or will be called for redemption within one year, and, in each case, the Company or any Subsidiary has irrevocably deposited or caused to be deposited with the Trustee funds or certain direct, non-callable obligations of, or guaranteed by, the United States sufficient without reinvestment to pay and discharge the entire Indebtedness on the Securities not thereto for delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Securities to the date of deposit, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment;

(ii)	the Company or any of its Subsidiaries have paid or caused to be paid all other sums payable under the Indenture and the Securities by it; and

(iii)	the Company has delivered to the Trustee an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Statement of Compliance; Notices of Certain Events.

The Company shall deliver to the Trustee, within 135 days after the end of each fiscal year, an Officer’s Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company has complied with its obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Underlying Tranches is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

So long as any of the Securities are outstanding, the Company shall deliver to the Trustee upon becoming aware of any Default or Event of Default, as promptly as practicable (and in any event within 5 Business Days) written notice of any event that constitutes a Default or Event of Default, its status and what action the Company is taking or proposes to take in respect thereof.

9. Other obligors.

Constellation Oil’s obligations with respect to (i) the Senior Secured Notes and the Senior Secured Stub Notes will initially be guaranteed by each of the Senior Guarantors, (ii) the Junior Secured Notes will initially be guaranteed by each of the Junior Guarantors and (iii) the Unsecured Notes will initially be guaranteed by Constellation Overseas. The mailing address for (i) Constellation Oil and Arazi is 8-10, Avenue de la Gare, L-1610 Luxembourg, (ii) Constellation Overseas, Alpha Star, Gold Star, Hopelake, Lancaster, Lone Star, Snover, Amaralina Holdco 1, Brava Holdco 1 and Laguna Holdco 1 is Tortola Pier Park, Building 1, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands, and (iii) Star International is c/o Estera Trust (Cayman) Limited, Clifton House, 75 Fort Street, PO Box 1350, George Town, Grand Cayman KY1-1108, Cayman Islands.

Contents of application for qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 23, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of Wilmington Trust, National Association, as trustee, under each of the Indentures to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.

Exhibit T3A-1*	Certificate of Incorporation (Change of Name) of Alpha Star Equities Ltd. (in provisional liquidation)
Exhibit T3A-2*	Certificate of Incorporation (Change of Name) of Constellation Overseas Ltd. (in provisional liquidation)
Exhibit T3A-3*	Certificate of Incorporation (Change of Name) of Gold Star Equities Ltd. (in provisional liquidation)
Exhibit T3A-4*	Certificate of Incorporation (Change of Name) of Lone Star Offshore Ltd. (in provisional liquidation)
Exhibit T3A-5*	Certificate of Incorporation of Snover International Inc. (in provisional liquidation)
Exhibit T3A-6*	Certificate of Incorporation of Star International Drilling Limited.
Exhibit T3A-7*	Certificate of Incorporation of Amaralina Star Holdco 1 Ltd.
Exhibit T3A-8*	Certificate of Incorporation of Brava Star Holdco 1 Ltd.
Exhibit T3A-9*	Certificate of Incorporation of Laguna Star Holdco 1 Ltd.
Exhibit T3A-10*	Certificate of Incorporation of Hopelake Services Ltd.
Exhibit T3A-11*	Certificate of Incorporation of Lancaster Projects Corp.
Exhibit T3B-1*	Articles of Association of Constellation Oil Services Holding S.A.
Exhibit T3B-2*	Articles of Association of Arazi S.à r.l.
Exhibit T3B-3*	Memorandum and Articles of Association of Alpha Star Equities Ltd. (in provisional liquidation)
Exhibit T3B-4*	Memorandum and Articles of Association of Constellation Overseas Ltd. (in provisional liquidation)
Exhibit T3B-5*	Memorandum and Articles of Association of Gold Star Equities Ltd. (in provisional liquidation)
Exhibit T3B-6*	Memorandum and Articles of Association of Lone Star Offshore Ltd. (in provisional liquidation)
Exhibit T3B-7*	Memorandum and Articles of Association of Snover International Inc. (in provisional liquidation)
Exhibit T3B-8*	Memorandum and Articles of Association of Star International Drilling Limited.
Exhibit T3B-9*	Memorandum and Articles of Association of Amaralina Star Holdco 1 Ltd.
Exhibit T3B-10*	Memorandum and Articles of Association of Brava Star Holdco 1 Ltd.
Exhibit T3B-11*	Memorandum and Articles of Association of Laguna Star Holdco 1 Ltd.
Exhibit T3B-12*	Memorandum and Articles of Association of Hopelake Services Ltd.
Exhibit T3B-13*	Memorandum and Articles of Association of Lancaster Projects Corp.
Exhibit T3C-1*	Form of Senior Secured Notes Indenture.
Exhibit T3C-2*	Form of Senior Secured Stub Notes Indenture.
Exhibit T3C-3*	Form of Junior Secured Notes Indenture.
Exhibit T3C-4*	Form of Unsecured Notes Indenture.
Exhibit T3D*	Not applicable.
Exhibit T3E*	English translation of Reorganization Plan.
Exhibit T3F*	A cross reference sheet showing the location in each Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act.
Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T-1.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the Grand Duchy of Luxembourg on August 8, 2019.

CONSTELLATION OIL SERVICES HOLDING S.A.

By:	/s/ Camilo McAllister
Name:	Camilo McAllister
Title:	Chief Financial Officer

By:	/s/ Fabíola Goulart
Name:	Fabíola Goulart
Title:	Head of Finance

CONSTELLATION OVERSEAS LTD. (IN PROVISIONAL LIQUIDATION)

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

LONE STAR OFFSHORE LTD. (IN PROVISIONAL LIQUIDATION)

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

GOLD STAR EQUITIES LTD. (IN PROVISIONAL LIQUIDATION)

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

ARAZI S.À R.L.
8-10 Avenue de la Gare L-1610 Luxembourg RCS B160782

By:	/s/ Sébastien François
Name:	Sébastien François
Title:	Director

By:	/s/ Paul Leonard de Quant
Name:	Paul Leonard de Quant
Title:	Director

SNOVER INTERNATIONAL INC. (IN PROVISIONAL LIQUIDATION)

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

STAR INTERNATIONAL DRILLING LIMITED

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

ALPHA STAR EQUITIES LTD. (IN PROVISIONAL LIQUIDATION)

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

HOPELAKE SERVICES LTD.

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

LANCASTER PROJECTS CORP.

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

AMARALINA STAR HOLDCO 1 LTD

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

LAGUNA STAR HOLDCO 1 LTD

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director

BRAVA STAR HOLDCO 1 LTD

By:	/s/ Michael Pearson
Name:	Michael Pearson
Title:	Director